UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, June 11, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

On May 29, 2018 our company subscribed with Inversiones Concesión Vial S.A.C. ("BCI Peru") - with the intervention of the Investment Fund BCI NV ("BCI Fund") and BCI Management Administradora General de Fondos S.A. ("BCI Asset Management") - an investment agreement to monetize future dividends on Norvial S.A., which our company would receive.

With the signing of this agreement, Graña y Montero was required - subject to the verification of different preceding conditions and the payment of the sale price - to indirectly transfer their economic rights over 48.8% of the share capital of Norvial S.A. by transferring its Class B shares (equivalent to 48.8% of the share capital of such company) to a vehicle specifically constituted for such purposes denominated Inversiones en Autopistas S.A.

In this regard, we comply to inform that today we concluded in a satisfactory way the closing process of the aforementioned transaction. The amount of the sale price canceled with resources of the BCI Fund -which is managed with BCI Asset Management- is US$ 42'300,000.00. Also, Graña y Montero and BCI Perú have agreed that our company will have purchase options on the 48.8% of the economic rights of Norvial that BCI Perú will maintain through its participation in Inversiones en Autopistas S.A. These options will be subject to certain conditions such as the expiration of different terms, recovery of the investment made with funds of BCI Fund (according to different economic calculations) and/or that a change of control over BCI Peru occurs.

Our group will maintain the political rights of the 67% in Norvial S.A. through the stake of Graña y Montero S.A.A. (holder of Class A shares with political and economic rights equivalent to 18.2% of the share capital of said company) and Inversiones en Autopistas S.A. (holder of Class B shares with political rights and equivalent to 48.8% of said company).

The funds of the sale price will be used to reduce the indebtedness of Graña y Montero and thus improve the financial capacity of our company.

Sincerely,

____________________

/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: June 11, 2018